Exhibit 99.1

For immediate release

Kenon Provides Update on the Financing of Qoros

Singapore, November 6, 2015. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is working with Chery Automobile Co. Ltd (“Chery”) with respect to the parties’ provision of additional financing and other credit support to Qoros Automotive Co., Ltd. (“Qoros”). Such financing would include the provision of up to RMB550 million (approximately $86 million) of shareholder loans to Qoros (with Kenon and Chery each providing one-half of such loans) and Kenon’s provision of a guarantee of up to RMB175 million (approximately $28 million), plus interest and fees, in respect of drawings under a Qoros loan facility, with Chery having equal guarantee obligations with respect to such facility. Kenon’s and Chery’s provision of such loans and guarantees, as applicable, are subject to certain conditions and matters being satisfactory to each of Kenon and Chery. Kenon intends to fund any such loans through cash on hand and additional drawdowns under its $200 million credit facility with Israel Corporation Ltd. (the “Credit Facility”). As of the date hereof, the aggregate drawdowns under the Credit Facility is $110 million.

In addition, Kenon has agreed to restore a RMB750 million (approximately $118 million) back-to-back guarantee of Chery’s RMB1.5 billion (approximately $251 million) guarantee in respect of Qoros’ outstanding RMB3 billion (approximately $472 million) credit facility, subject to Chery’s provision of a RMB200 million (approximately $31 million) shareholder loan to Qoros.

Chery’s loan to Qoros and Kenon’s provision of this guarantee satisfies Chery’s and Kenon’s obligations under their equality agreement, pursuant to which:

•	Chery had agreed to provide a RMB400 million shareholder loan to Qoros to match a RMB400 million loan provided by Kenon to Qoros in April 2015; and

•	Kenon had agreed to find an appropriate mechanism to restore equality between it and Chery in respect of Chery’s RMB 1.5 billion guarantee of Qoros’ RMB3 billion credit facility if Chery’s RMB400 million shareholder loan was provided to Qoros without the corresponding release of Chery’s guarantee.

In April 2015, Chery made a RMB 200 million shareholder loan to Qoros and has informed Kenon that it intends to provide the remaining RMB200 million shareholder loan to Qoros in the near-term. As Chery’s guarantee is not expected to be released in connection with Chery’s provision of this shareholder loan, Kenon will be obligated to restore equality between it and Chery with respect to Chery’s RMB1.5 billion (plus interest and fees) guarantee. As a result, Kenon has agreed to provide a RMB750 million back-to-back guarantee to Chery, subject to the conditions set forth above. In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.

Summary of Outstanding Guarantees

Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ debt, once the RMB750 million guarantee described above has been provided.*

Date Granted	Qoros Credit Facility	Amount (RMB)	Amount (USD)

Spin-Off / November 2015**	RMB3 billion credit facility	RMB750 million**	$118 million**

May 2015	RMB700 million EXIM Bank Loan Facility	RMB175 million, plus interest and fees of up to RMB30 million***	$28 million, plus interest and fees of up to $5 million***

*	Does not include the guarantee of up to RMB175 million (approximately $28 million), plus interest and fees, which Kenon may provide to Qoros in respect of the EXIM Bank loan facility, as described above.

**	At the time of its spin-off from IC, Kenon was effectively obligated to guarantee one half of Chery’s RMB1.5 billion guarantee in respect of Qoros’ RMB3 billion credit facility, which amounted to RMB888 million (approximately $140 million) (including interest and fees). The back-to-back guarantee to be provided by Kenon, as described in this press release, effectively restores Kenon’s obligations with respect to the back-to-back guarantee obligation that was in place at the time of the spin-off. In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.

***	Pursuant to the guarantee agreement by Kenon, in the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, then Kenon and Chery have agreed to discuss the matter and to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Kenon’s provision of the loans and guarantees described in this press release, as well as its provision of the loans and guarantees previously provided to Qoros, or in respect of Qoros’ indebtedness, is consistent with Kenon’s strategy, which includes using a significant portion of its available capital resources (namely its $200 million Credit Facility) to support Qoros’ development and, until Qoros achieves significant sales, its operating expenses, financing expenses, and capital expenditures. For further information on Kenon’s strategy, including information on Kenon’s capital allocation principles, see Kenon’s Annual Report on Form 20-F, which can be found on the SEC’s website at www.sec.gov.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about Kenon’s agreement to provide additional loans or other credit support to Qoros, statements about Kenon’s and Chery’s agreement to provide a mechanism for equality in respect of Chery’s RMB1.5 billion guarantee of a Qoros credit facility, statements with respect to Chery’s intention to make a RMB200 million loan to Qoros, statements about Kenon’s strategy, and other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include (i) Kenon’s obligation to make payments on the guarantees it has granted or may grant in the future in respect of Qoros’ debt, and Kenon’s available liquidity to make any required payments under such guarantees (ii) the aggregate amount of Kenon’s exposure under each of the guarantees it has provided, including interest and fees, (iii) Qoros’ financial condition and whether the loans and guarantees provided to Qoros will be sufficient to provide the financial support that Qoros requires to fund its operations and development, (iv) risks relating to loans that Kenon has granted and may grant in the future to Qoros and Kenon’s ability to recoup all or any of its investment in Qoros including the loans described in this press release, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780; +972-54-3301100	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246